

June 5, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust III
       Issuer CIK: 0000924727
       Issuer File Number: 033-79858/811-08544
       Form Type: 8-A12B
       Filing Date: June 5, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of FPA Global Allocation ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications